Snow Lake to Acquire Global Uranium and Enrichment Limited

Creating a U.S. Focused Nuclear Fuel Cycle Company

Winnipeg, Manitoba-October 6, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) (Snow Lake), a uranium exploration and development company, is pleased to announce that it has entered into a definitive agreement (the "Agreement") with Global Uranium and Enrichment Limited ("GUE"), to acquire 100% of the shares and options of GUE that it does not already own (the "Transaction"), in order to create a growth oriented, U.S. focused, nuclear fuel cycle company.

Transaction Highlights

  The Transaction will create a company (the "Combined Group") that will become one of the largest, fastest growing, U.S. focused uranium exploration and development companies, with one of the largest portfolios of uranium exploration and development projects in the U.S.

  The Combined Group will be a direct beneficiary of attractive long-term uranium fundamentals and the U.S. Administration's policies on accelerating the development of nuclear energy in the U.S. in order to ensure national, economic and energy security

  The Combined Group will also have an enhanced exposure to the broader nuclear fuel cycle, including a shareholding in Ubaryon, a developer of next-generation uranium enrichment technology, and a strategic partnership with Exodys Energy, a U.S. based purpose driven small modular reactor start-up

  The Transaction represents a logical consolidation of 100% of the strategic Pine Ridge uranium project ("Pine Ridge"), a potential Tier 1 uranium project, located in the prolific Powder River Basin in Wyoming, which is currently a 50/50 joint venture with GUE

  The Combined group will also have uranium exploration and development projects in Wyoming, Colorado and Utah, in addition to uranium projects in Canada and Namibia

  Additional assets and investments in critical minerals projects in North America, including rare earths and lithium, round out the Combined Group's asset portfolio

Strategic Rationale for the Transaction

The combination of Snow Lake and GUE will create a U.S. focused nuclear fuel cycle company with enhanced exposure to the broader nuclear fuel cycle, through its assets and investments, including:

Uranium Mining

  Consolidation of uranium exploration and development assets across Wyoming, Colorado and Utah, including Pine Ridge
  Acceleration of the development Pine Ridge towards an expedited production pathway, and which holds the potential to be a Tier-1 uranium project in the U.S.

  Creation of one of the largest portfolios of exploration and development uranium projects in the U.S.

  Diversification across a number of uranium exploration projects in the U.S., Canada, and Namibia, together with equity ownership in various listed entities with critical minerals projects in North America, including rare earths and lithium

Uranium Enrichment

  A 21.9% interest Ubaryon Pty Ltd, a private Australian company, that has the potential to transform the uranium enrichment value chain through its innovative technology

Small Modular Reactors

  Strategic partnership with Exodys Energy to form a purpose driven small modular reactor (SMR) start up

U.S. Administration Policies on Nuclear Energy

  The U.S. Administration is providing significant tailwinds to the U.S. nuclear industry through a series of executive orders designed to:
  Accelerate the deployment of nuclear energy in the U.S.
  Deploy advanced nuclear reactor technologies, including SMRs
  Quadruple nuclear energy in the U.S. by 2050
  Reinvigorate the nuclear industrial base, including uranium mining and enrichment
  Combined with all previous Executive Orders on critical minerals, these orders will:
  Dramatically increase global demand for uranium
  Accelerate U.S. domestic uranium mining

Snow Lake's Chief Executive Officer, Frank Wheatley, said:

"The acquisition of GUE is another step in our strategy to create a U.S. focused nuclear fuel cycle company. Combining our assets with those of GUE is a natural fit for our strategy, as it consolidates our joint venture with GUE on the Pine Ridge uranium project in the prolific Powder River Basin in Wyoming, allowing for an expedited pathway to development and eventual production. It also creates one of the largest portfolios of exploration and development uranium projects in the U.S.

This transaction will also enhance our footprint across the broader nuclear fuel cycle through our exposure to uranium enrichment technology being developed by Ubaryon, as well as our partnership with Exodys Energy to develop small modular reactors.

Both sets of shareholders are expected to benefit from the increased scale of Snow Lake, by establishing a significant presence in the Powder River Basin in Wyoming, with additional uranium assets in Colorado, Utah, Canada and Namibia, together with increased exposure to the broader U.S. nuclear fuel cycle through uranium enrichment and small modular reactors, all against the backdrop of highly attractive long term uranium fundamentals and U.S. Administration policies on nuclear energy."

GUE's Managing Director, Andrew Ferrier, added:

"The Schemes announced today provide an opportunity for Snow Lake and GUE shareholders to create a significant uranium exploration business. It also provides GUE shareholders and holders of GUE Options with an exciting opportunity to become part of an emerging uranium explorer, particularly with the logical consolidation of Pine Ridge."

Transaction Details

Snow Lake and GUE have entered into a binding Scheme Implementation Deed (SID), pursuant to which they have agreed to a merger to be conducted by way of Schemes of Arrangement under the Australian Corporations Act 2001 (Cth) (the "Corporations Act").  Under the SID, Snow Lake will acquire 100% of the fully paid ordinary shares of GUE that it does not already own (the "Share Scheme") and 100% of the unlisted GUE options for new Snow Lake warrants (the "Option Scheme"), subject to the satisfaction of various conditions (the "Transaction").

  Snow Lake and GUE have entered into a SID under which Snow Lake proposes to acquire 100% of the GUE shares that it does not already own, by way of the Share Scheme

  GUE shareholders will receive A$0.0968 in Snow Lake shares for each GUE share held.  The number of new Snow Lake shares will be based on a formula and adjusted for the USD/AUD exchange rate, subject to a maximum of 0.083878 new Snow Lake shares for each GUE share held (Consideration), which implies:

    an equity value of A$44.5m;

    an enterprise value of A$41.5m;

    a 40.3% premium to the closing price of the GUE shares on the ASX on October 3, 2025; and

    a 54.8% premium to the 30-day Volume Weighted Average Price (VWAP) of the GUE shares up to and including October 3, 2025.

  Pro-forma the Transaction, the Combined Group will have an enhanced market capitalization of approximately US$76.7m and will be well-funded with approximately US$18.5m in cash

  GUE shareholders will receive Nasdaq listed Snow Lake shares

  Completion of the Schemes is targeted for Q1 2026, subject to various closing conditions

Overview of the Schemes

Under the Share Scheme, each GUE shareholder will receive A$0.0968 in Snow Lake shares for each GUE share held on the record date.

The Consideration represents a premium of:

  40.3% to GUE's last closing price of A$0.069 on October 3, 2025, being the last trading day prior to announcement;

  54.8% to GUE's 30-day VWAP of A$0.063 up to and including October 3, 2025.

The number of new Snow Lake shares to be issued for each GUE share will be calculated by dividing A$0.0968 by the VWAP of Snow Lake shares (converted to A$ by using the average US$ to A$ exchange rate as posted by the Reserve Bank of Australia for the 10 Business Days included in the Scheme VWAP) over the 10-business day period ending on (and including) the day which is two business days before the date of the Scheme meeting (Scheme VWAP), subject to a maximum of 0.083878 new Snow Lake shares for each GUE share held (Exchange Ratio).

Under the Option Scheme, each holder of unlisted GUE options (GUE Options) will receive Snow Lake warrants in exchange for the cancellation of their GUE Options on issue as at the record date. The number of Snow Lake warrants to be issued for GUE Options will be equal to the number of new Snow Lake shares to be issued as Consideration pursuant to the Share Scheme.

Based on the implied Exchange Ratio as at October 3, 2025 (being the last trading day prior to this announcement), Snow Lake will own 67% of the Combined Group, while GUE shareholders (excluding Snow Lake's existing 19.7% interest) will own 33% of the Combined Group1.

The GUE Independent Board (Snow Lake's nominee on the GUE Board recused himself from discussion and voting on the Schemes) has unanimously recommended that GUE shareholders and GUE optionholders vote in favour of the Schemes, in the absence of a Superior Proposal2 and subject to the independent expert concluding (and continuing to conclude) that the Schemes are in the best interests of GUE shareholders and GUE optionholders, respectively.  Subject to the same qualifications, each member of the GUE Independent Board intends to vote, or cause to be voted, all GUE Shares held or controlled by them in favour of the Share Scheme and all GUE Options they hold or control in favour of the Option Scheme.

1 Indicative ownership and Combined Group shares outstanding based on the Exchange Ratio implied as at October 3 2025 (last trading day prior to this announcement). Final shares and ownership will be determined by reference to the Australian dollar equivalent VWAP of Snow Lake over the 10 business days ending on (and including) the day which is two business days prior to the Scheme Meeting. GUE's indicative ownership of the Combined Group excludes Snow Lake's existing 19.7% ownership of GUE.

2 As defined in the Scheme Implementation Deed.

GUE shareholders, who hold approximately 10% of the ordinary shares in GUE, have also indicated their intention to vote their GUE shares in favour of the Share Scheme at the Share Scheme meeting, in the absence of a superior proposal and subject to the independent expert concluding (and continuing to conclude) that the Share Scheme is in the best interest of GUE shareholders.

Completion of the Schemes is targeted for Q1 2026.  The Schemes remain subject to various customary closing conditions, including the approval of GUE shareholders and GUE optionholders, Court approval, approval by the Australian Foreign Investment Review Board.

Board and Management Team of Combined Group

There will be no changes to the Snow Lake Board and management team following implementation of the Schemes.

The following U.S. based members of the GUE executive team will join the Snow Lake team:

  Tim Brown - U.S. Country Manager at Powder River Basin LLC (the incorporated joint venture vehicle for Pine Ridge)

    Over 30 years of experience as a geologist and project manager at projects across the United States, including 21 years at AngloGold Ashanti's Cripple Creek Gold mine in Colorado

  Jim Viellenave - Technical Adviser at Powder River Basin LLC

    40+ years of experience in operating and developing resource projects across the U.S.

GUE Funding

In conjunction with the Schemes, GUE is raising A$2.5m through the issue of unsecured convertible notes, to assist with costs incurred by GUE in connection with the Schemes, and payment of other liabilities due during the transaction implementation, along with ongoing exploration activities in relation to Pine Ridge.

Refer to GUE's ASX announcement on October 6, 2025 for further details of the Transaction.

Advisers

Snow Lake has appointed Sternship Advisers as its financial adviser and Hamilton Locke, Garfinkle Biderman LLP, and Nauth LPC as its legal advisers.

GUE has appointed Canaccord Genuity as its financial adviser and Thomson Geer as its legal adviser.

U.S. Securities Law

None of the Snow Lake shares and warrants to be issued pursuant to the Schemes have been or will be registered under the United States Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws, and the Snow Lake shares and warrants issuable in the Schemes are anticipated to be issued in reliance upon available exemption from the registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any Snow Lake shares or warrants.

Differences between U.S. and Australian standards for mineral exploration companies

As a registrant with the United States Securities and Exchange Commission (SEC), Snow Lake must report its exploration results, mineral resources, and mineral reserves using the mining disclosure standards of Subpart 229.1300 of Regulation S-K Disclosure by Registrants Engaged in Mining Operations (S-K 1300). S-K 1300 is a rule developed by the SEC, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in accordance with S-K 1300.  Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves.  The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.  Under S-K1300, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

Additionally, as an Australian public listed company, GUE's disclosure follows the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012, or the JORC Code.  Accordingly, public disclosure related to the Pine Ridge Uranium Project that GUE is required to report in Australia may be different than the estimates of resources and reserves required to be filed by registrants with the SEC.

About Global Uranium and Enrichment Limited

Global Uranium and Enrichment Limited (GUE) is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Amid a nuclear energy renaissance, GUE is developing a portfolio of advanced, high grade uranium assets in prolific uranium districts in the U.S. and Canada, and has established a cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company.

For more information on GUE, please refer to their website3.

GUE Uranium Asset Portfolio4:

  Pine Ridge Uranium Project (Wyoming, U.S.): Located in a premier U.S. uranium mining region with a substantial JORC 2012 exploration target. More than 1,200 holes have been drilled on Pine Ridge, which identified over 140 miles of redox fronts with potential to define a substantial In-Situ Recovery uranium resource base
  Tallahassee Uranium Project (Colorado, U.S.): Located in Colorado's Tallahassee Creek Uranium District containing a substantial JORC 2012 resource
  Athabasca Basin Projects (Saskatchewan, Canada): Portfolio of six high-grade exploration assets in the Athabasca Basin, home to the world's largest and highest-grade uranium mines.  Portfolio includes the Newnham Lake Project with grades of up to 1,953ppm U3O8 from historic drilling, and the Middle Lake Project with boulder-trains grades of up to 16.9% U3O8
  Ubaryon Investment (Australia): Cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company
  Maybell Uranium Project (Colorado, U.S.): JORC 2012 inferred mineral resource Estimate with significant exploration upside as indicated in the JORC exploration target. Historically, production of approximately 5.3Mlbs of U3O8 at an average grade of 1,300ppm
  Rattler Uranium Project (Utah, U.S.): Located within La Sal Uranium District, Utah, 85km north of White Mesa Uranium/Vanadium mill, the only operating conventional uranium mill in the U.S.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq: LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba and Namibia, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

3 www.globaluranium.com

4 www.globaluranium.com

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact Information Frank Wheatley, CEO fw@snowlakelithium.com	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com